Exhibit A

Independent Assessment Significantly Increases Husky Energy’s Heavy Oil Resources

Calgary, Alberta (December 10, 2014) – An independent assessment of Husky Energy’s heavy oil resources in the Lloydminster region has significantly increased the overall Husky working interest of total heavy oil initially in place estimate to 17 billion barrels, of which 16 billion barrels are discovered heavy oil initially in place.

The assessment conducted by Sproule Unconventional Limited has also estimated the Husky working interest of best estimate contingent resources to be 1.9 billion barrels, of which 54 percent, or 1 billion barrels, has the potential to be recovered using thermal technology.

“Our heavy oil business has undergone a complete transformation and this assessment confirms we have more room to run,” said CEO Asim Ghosh. “We have recovered approximately 950 million barrels of oil from the Lloydminster region over almost 70 years and current technologies, such as our thermal developments, are allowing us to extract even greater value from this vast resource.”

The best estimate contingent resource of 1.9 billion barrels is an increase from the 107 million barrels booked at the end of 2013, as the previous assessment took into account only projects that were well advanced towards development. Heavy oil initially in place and resource estimates in this release have an effective date of December 31, 2013.

The Lloydminster block spans approximately 37,000 square kilometres, with more than two million net acres to Husky and more than 4,000 producing wells. The Company has established infrastructure and processing capacity in the region, including an upgrader, asphalt refinery, ethanol plant and an extensive pipeline gathering system.

Husky continues to build on the success of its heavy oil thermal developments, with a number of plants coming online in the next two years:

•	First oil from the 10,000 bbls/day Rush Lake heavy oil thermal project is planned for the third quarter of 2015.
•	The 10,000 bbls/day Edam East thermal project will be brought onstream in the third quarter of 2016.
•	The 3,500 bbls/day Edam West thermal project is expected to start up in the fourth quarter of 2016.
•	The 10,000 bbls/day Vawn thermal development is scheduled to begin production in the fourth quarter of 2016.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•	with respect to the Company’s Heavy Oil properties: planned timing and anticipated volumes of production at the Company’s Rush Lake, Edam East, Edam West and Vawn thermal projects

In addition, statements relating to “resources” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the resources described can be produced in the future. There are numerous uncertainties inherent in estimating quantities of resources and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from resource estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2013 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

Unless otherwise noted, historical production numbers given represent Husky’s share.

The analysis of individual properties as reported herein was conducted within the context and scope of an evaluation of a unique group of properties in aggregate. Use of this report outside of this scope may not be appropriate.

The Company has disclosed best-estimate contingent resources in this news release. Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters, or a lack of markets. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Best estimate as it relates to resources is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. There is no certainty as to the timing of such development.

Specific contingencies preventing the classification of contingent resources at the Company’s heavy oil discoveries as reserves include: it may not be viable to develop the estimated volumes in an economic manner; the formulation of concrete development plans to pursue development of the large inventory of primary and Enhanced Oil Recovery (“EOR”) opportunities; Company commitment to dedicate the required capital to develop the inventory of opportunities; large inventory of contingent resource opportunities would likely necessitate development over a time frame much greater than the five-year reserve timing window; regulatory submissions and approval would be required for the thermal and major EOR projects to proceed; and verification of sustained economic productivity using CHOPS from zones with limited tests to date and zones with higher viscosity as well as verification of sub-zone continuity and quality that would enable feasible implementation of an EOR scheme.

The Company has disclosed total heavy oil initially in place in this news release. Total petroleum initially-in-place is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered petroleum initially in place will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the undiscovered petroleum initially in place.

The Company has disclosed discovered heavy oil initially in place in this news release. Discovered petroleum initially-in-place is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially in place includes production, reserves, and contingent resources; the remainder is unrecoverable. There is no certainty that it will be commercially viable to produce any portion of the resources.

Significant positive factors relevant to the estimates of total heavy oil initially in place, discovered heavy oil initially in place and best estimate contingent resources include: extensive well control which reduces geological risk of zone heavy oil initially in place across most of the lands. Significant negative factors relevant to the best estimate contingent resources include: Limited demonstrated sustained production in certain zones; potential reservoir heterogeneity in sub-zones which may limit the applicability of EOR schemes; current lack of development plans.

Note to U.S. Readers

The Company reports its resources information in accordance with Canadian practices and specifically in accordance with National Instrument 51-101, “Standards of Disclosure for Oil and Gas Disclosure”, adopted by the Canadian securities regulators. Because the Company is permitted to prepare its resources information in accordance with Canadian disclosure requirements, it uses certain terms in this news release, such as “best estimate contingent resources” and “discovered heavy oil initially in place” that U.S. oil and gas companies generally do not include or may be prohibited from including in their filings with the SEC.

All currency is expressed in Canadian dollars unless otherwise directed.